EXHIBIT 12.1

SPECTRA ENERGY PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$87.3	$65.8	$72.4	$66.4	$38.5
Fixed charges	31.9	25.9	17.1	17.3	18.6
Distributed income of equity investees	126.9	125.5	87.2	144.8	71.7
Deduct:
Interest capitalized	—	0.3	0.1	—	0.2

Total earnings (as defined for the Fixed Charges calculation)	$246.1	$216.9	$176.6	$228.5	$128.6

Fixed charges:
Interest on debt, including capitalized portions	$31.3	$25.3	$16.4	$16.7	$18.0
Estimate of interest within rental expense	0.6	0.6	0.7	0.6	0.6

Total fixed charges	$31.9	$25.9	$17.1	$17.3	$18.6

Ratio of earnings to fixed charges	7.7	8.4	10.3	13.2	6.9